Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the six months ended June 30, 2014 and 2013.

	Six Months Ended June 30,
	2014	2013*
For the Group (IFRS)	19.26	18.89

*       Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of June 30, 2014, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At June 30, 2014
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,620
Current financial debt	8,905
Current portion of financial instruments for interest rate swaps liabilities	426
Other current financial instruments — liabilities	46
Financial liabilities directly associated with the assets classified as held for sale	4

Total current financial debt	14,001

Non-current financial debt	39,433
Non-controlling interests	3,344
Shareholders’ equity
Common shares	7,511
Paid-in surplus and retained earnings	101,100
Currency translation adjustment	(1,436)
Treasury shares	(4,303)

Total shareholders’ equity	102,872

Total capitalization and non-current indebtedness	145,649

As of June 30, 2014, TOTAL had an authorized share capital of 3,440,635,341 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,382,870,577 ordinary shares (including 109,207,248 treasury shares from shareholders’ equity).

As of June 30, 2014, approximately $737 million of TOTAL’s non-current financial debt was secured and approximately $38,696 million was unsecured, and all of TOTAL’s current financial debt of $8,905 million was unsecured. As of June 30, 2014, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited Consolidated Financial Statements in its 2013 annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2014. Since June 30, 2014, Total Capital International has issued non-current financial debt of £275 million (or approximately $467 million using the £/$ exchange rate on July 25, 2014 of £1 = $1.6972 as released by the Board of Governors of the Federal Reserve System on July 28, 2014) and NZD 100 million (or approximately $85 million using the NZD/$ exchange rate on July 25, 2014 of NZD 1 = $0.8548 as released by the Board of Governors of the Federal Reserve System on July 28, 2014).

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since June 30, 2014.